Exhibit 99.2

VIA SEDAR

September 15, 2023

RE:	Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the Special Meeting of the Shareholders of Liminal BioSciences Inc. (the “Company”) held virtually on September 15, 2023 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, continuous disclosure obligations, we hereby advise you of the matter voted upon at the Meeting and the voting results, the whole as detailed in the Management Information Circular of the Company dated August 16, 2023 (the “Circular”). All capitalized terms used herein and not otherwise defined have the meaning set forth in the Circular.

According to the scrutineers’ report, the holders of Shares virtually present or represented by proxy at the Meeting, represented 2,349,689 Shares, or 72.31% of the 3,249,534 Shares outstanding on August 15, 2023, the record date for the Meeting.

Approval of Arrangement Resolution

The Arrangement Resolution, the full text of which is set forth in Appendix A to the Circular, authorizing the plan of arrangement under section 192 of the Canada Business Corporations Act, involving the Company and Structured Alpha LP was approved by (i) not less than two- thirds (662/3%) of the votes cast by the holders of Shares virtually present or represented by proxy at the Meeting, voting as a single class, and (ii) a simple majority (more than 50%) of the votes cast by the holders of Shares virtually present or represented by proxy at the Meeting, excluding the votes of holders of Shares whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Full details of the Arrangement Resolution and the Arrangement are set out in the Circular, available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Based on proxies and ballots received, votes were cast as follows:

Category of Voting	For		Against
	Votes	%	Votes	%
All voting Shareholders	2,321,822	98.82%	27,721	1.18%
All voting Shareholders except those required to be excluded under MI 61-101	334,209	92.34%	27,721	7.66%

Liminal BioSciences Inc.

(s) Marie Iskra

Marie Iskra

General Counsel and Secretary